Cocannco, Inc.

1817 MARYAL DRIVE

SUITE 100

SACRAMENTO CA 95864

March 1, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Cara Wirth

Re:Cocannco, Inc.

Rule 259 Application for Withdrawal of Offering Statement

File No. 024-11098

Dear Ms. Wirth:

Pursuant to Rule 259 promulgated under the Securities Act of 1933, as amended, Cocannco, Inc. (the “Company”) hereby respectfully requests and applies for immediate withdrawal by the U.S. Securities and Exchange Commission (“SEC”) of its Post Qualification Amendment on Form 1-A POS (File No. 024-11098) (the “Post Qualification Amendment”). The Post Qualification Amendment was filed with the Commission on February 16, 2021. The Original Amended Offering Statement was filed on December 10, 2019.

The Company requests an order granting withdrawal of the Offering Statement to be issued by the SEC as it has determined to terminate the offering. The Company confirms that no securities have been sold pursuant to the Offering Statement, as amended from time to time.

Please forward a copy of the order consenting to the withdrawal of the Offering Statement to Richard Thomas via email at rthomas@cocannco.com and Patrick R. Morris, who is an attorney with the Company’s outside legal counsel, Morris Legal Corp., via email at prm@patrickmorrislaw.com.

If you have any questions regarding this application for withdrawal, please do not hesitate to call Patrick Ryan Morris, the Company’s legal counsel, at (917) 621-1110.

Cocannco, Inc.

By:	/s/ Richard Thomas
Richard Thomas
Chief Executive Officer